Exhibit 12.1

Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

TEL:	718-622-8450	FAX:	718-282-3113

May 15, 2023

Board of Directors of E Med Future, Inc.

E Med Future, Inc.

4054 Sawyer Road,

Sarasota, Florida 34233

Re: E Med Future, Inc., Regulation A+, Tier 1 Offering

File#: 024-

VIA ELECTRONIC MAIL

Gentlemen:

We are acting as counsel to E Med Future, Inc. (the “Company”) in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, of the Company’s Offering Statement on Form 1-A.  The Offering Statement covers 80,000,000 Units consisting of three shares of common stock and three warrants having an exercise price of $0.03 per share (the “Units”). Specifically, this opinion covers 240,000,000 shares derived from the Units and an additional 240,000,000 shares derived from the exercise of the warrants.

In our capacity as such counsel, we have examined and relied upon the originals or copies certified or otherwise identified to our satisfaction, of the Offering Statement, the form of Subscription Agreement and such corporate records, documents, certificates and other agreements and instruments as we have deemed necessary or appropriate to enable us to render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1.	The Units, including the both the underlying common stock and the common stock derived from the exercise of the warrants, collectively and each in their own party, have been duly authorized by all necessary corporate action of the Company, and the Company has sufficient shares authorized and unencumbered to fulfill the underlying offering.

2.	The Units, including the both the underlying common stock and the common stock derived from the exercise of the warrants, collectively and each in their own party, constitute, each in their own regard, valid and binding obligations of the Company enforceable against the Company according with the terms described therein.

3.	When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

3.	The warrants shall constitute valid and binding obligations of the Company enforceable against the Company in accordance with the terms described therein.

My forgoing opinion is strictly limited to matters of Nevada corporation law; and, I do not express an opinion on the federal law of the United States of America or the law of any state or jurisdiction therein other than Nevada, as specified herein. We hereby consent to the use of our name in the Offering Statement and we also consent to the filing of this opinion as an exhibit thereto.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder. We assume no obligation to update or supplement any of the opinion set forth herein to reflect any changes of law or fact that may occur following the date hereof.

Very truly yours,

/s/ Donnell Suares

Donnell Suares